Exhibit 99.14
Notice to ASX/LSE

Rio Tinto today notes Administrative Court proceedings in Mongolia

19 November 2019

Rio Tinto today notes Administrative Court proceedings in Mongolia with regard to a lawsuit initiated by the Darkhan Mongol Nogoon Negdel Non-Governmental Organization (NGO) relating to the Government of Mongolia’s process in finalising the Oyu Tolgoi Underground Mine Development and Financing Plan (UDP).

Early reports suggest the Administrative Court of first instance has upheld claims by the NGO that due process was not followed by the Government of Mongolia in finalising the UDP, although the Court’s formal written ruling is expected to be released only in the coming weeks.

Rio Tinto strongly refutes any suggestion that the UDP or any of the foundational OT Agreements are illegal. Adherence to the principles of the Investment Agreement (IA) ARSHA and the UDP has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to the people of Mongolia.

We will the update the market as further information becomes available.

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